UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 18, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148058, File No. 333-148574 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces Top-line results from the Bicifadine Phase 2b Study for Diabetic Neuropathic Pain

Study failed to meet its primary endpoint

Valley Cottage, New York, November 18, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) announced today the top-line results from the Bicifadine Phase 2b clinical trial for the treatment of diabetic neuropathic pain. The trial’s primary objective was to compare the efficacy of two doses of Bicifadine against placebo in reducing pain associated with diabetic neuropathy. The primary endpoint of the study was the reduction in pain score during the course of treatment. The company announced that the study failed to meet its primary endpoint. The trial also failed to meet key secondary analysis.

Ron Bentsur, CEO of the company, commented: “We are all very disappointed with the results of the study. We will devote the next few days to further analyze the data and decide on the appropriate course of action for the Bicifadine program, and for the company.”

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 18, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer